Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

December 24, 2013

VIA EDGAR TRANSMISSION

Mr. Derek Newman
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Otter Creek Long/Short Opportunity Fund (S000043717)

Dear Mr. Newman:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your November 27, 2013 comments regarding the Trust’s Post-Effective Amendment (“PEA”) No. 535 to its registration statement.  PEA No. 535 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on October 16, 2013 and is designated to become effective on December 30, 2013.  The purpose of PEA No. 535 was to add a new series to the Trust: the Otter Creek Long/Short Opportunity Fund (the “Fund”), managed by Otter Creek Management, Inc. (the “Advisor”).  The Trust is filing this PEA No. 547 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 547 will become effective simultaneously with PEA No. 535 on or about December 30, 2013.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus (Summary Section)

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

2.	Please file the “Operating Expenses Limitation Agreement” as an exhibit to the registration statement.

The Trust responds by confirming that the “Operating Expenses Limitation Agreement” is filed as an exhibit to this filing.

3.
Please move the following sentence to the summary section from the Item 9 disclosure, “The dollar amount of short sales at any one time (not including short sales against the box) may not exceed 100% of the net assets of the Fund, and it is expected that normally the dollar amount of such sales will not exceed 75% of the net assets of the Fund.”

The Trust responds by moving the sentence to the summary section as requested.

4.	In the Summary Section, please describe how the Fund intends to maintain its short positions. For instance, will the Fund use derivatives? Explain how the proceeds of short sales are invested.

After confirming with the Advisor, the Trust responds supplementally by confirming that the Adviser will be using derivatives in the form of listed put options and short positions in equity securities as well as government and corporate debt securities.  Proceeds of any short sales will be held by a third party (i.e., Morgan Stanley) and will not be invested by the Fund.

5.	In the Summary Section on page 3 and in the Item 9 Risk disclosure, please add “Currency Risk” to the foreign securities risk disclosure.

The Trust responds by adding a discussion of currency risk to the foreign securities risk disclosure on page 3 and in the Item 9 risk disclosure:

Investments in foreign securities may also involve exposure to fluctuations in foreign currency exchange rates.

6.
In the Summary Section, page 3 and in the Item 9 risk disclosure, please add RIC Qualification Tax Risk disclosure with respect to the Fund’s investments in MLP securities.  The risk disclosure should indicate that any re-characterization of the MLP securities could result in the Fund losing its RIC tax treatment.

The Trust responds by adding the requested disclosure to the Risk summary section on page 3 and in the Item 9 risk discussion.

7.	On page 6 of the Prospectus, please add a sentence to the MLP side-box that states that MLPs are publicly traded partnerships.

The Trust responds by adding the disclosure as requested.

8.
Please explain the following sentence on page 6 of the Prospectus: “To the extent the Fund invests in MLPs, its investments will be restricted to holding interests in limited partners of such investments.”  Please confirm that the Fund will actually be a limited partner of the MLP if it invests in MLPs.

The Trust responds by clarifying the sentence as follows:

To the extent the Fund invests in MLPs, its investments will be restricted to holding interests as a limited partner in such investments.

9.
On page 12 of the Prospectus, please remove the duplicative sentence, “The SAI provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio managers and their ownership of securities in the Fund.”

The Trust responds by removing the disclosure as requested.

10.
Please add the following sentence to page 12 of the Prospectus and page 33 of the SAI, “The Fund’s net operating expenses may be higher to the extent that the Fund incurs expenses that are excluded from the Expense Cap.”

The Trust responds by revising the disclosure accordingly.

11.
Please disclose supplementally the No Action Letter used as the basis for providing the prior performance information in the Prospectus.  If Nicholas Applegate, please indicate the reason it is permissible to exclude one of the accounts from the performance, i.e., Otter Creek International, Ltd. is not included in the performance data below, as it has a shorter track record than Otter Creek Partners I, LP and is sold only to international and U.S.-based tax exempt investors.

The Trust responds by confirming that the Trust relied upon the Nicholas Applegate No Action Letter as the basis for providing the prior performance information in the Prospectus.  Under Nicholas Applegate, accounts may be removed from a composite only if (1) they are not similarly managed, or (2) excluding the account does not materially change the performance numbers shown.  The Adviser has confirmed that Otter Creek International, Ltd. is similarly managed to Otter Creek Partners I, L.P., and confirmed that excluding the account from the performance returns does not materially change the performance numbers shown.

12.
Please add the parenthetical “(including, among other things, the ability to utilize leverage) to the following sentence: “As noted above, Otter Creek Partners I, LP is not a registered mutual fund and is not subject to the same types of expenses as the Fund or to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the 1940 Act or the Internal Revenue Code of 1986, as amended, which, if applicable, may have adversely affect the performance results of the composite.”  In addition, since this represents only one account, please strike the word, “composite” and substitute it with the word, “account.”

The Trust responds by revising the disclosure accordingly.

Statement of Additional Information (“SAI”)

13.	In the first paragraph on page 8 of the SAI, please indicate whether or not the Fund intends to include money market funds.

The Trust responds by revising the disclosure to add money market funds.

14.
On page 18 of the SAI, please expand the disclosure on Securities Lending to include all conditions/limitations per Staff guidance and include the statutory limit on securities lending to 33 1/3% of average daily net assets.

The Trust responds by removing the disclosure with respect to securities lending as the Fund has no intention of utilizing this provision.

15.
Within the discussion regarding “Options on Securities and Securities Indices” in the second paragraph on page 21 of SAI, please clarify whether the disclosure is referencing the market value of the contract or its notional amount.

The Trust responds by revising the disclosure to read as follows:

The Fund may purchase and sell options traded on U.S. and foreign exchanges based on the market value of the options.  Although the Fund will generally purchase only those options for which there appears to be an active secondary market, there can be no assurance that a liquid secondary market on an exchange will exist for any particular option or at any particular time.  For some options, no secondary market on an exchange may exist.  In such event, it might not be possible to effect closing transactions in particular options, with the result that the Fund would have to exercise its options in order to realize any profit and would incur transaction costs upon the purchase or sale of the underlying securities.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings LLP